Room 4561

December 6, 2006

Mr. Dennis J. Conroy
President and Chief Executive Officer
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046

Re: Computer Horizons Corp.
         Preliminary Proxy Statement on Schedule 14A filed November 21, 2006
         File No. 0-07282

Dear Mr. Conroy:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Please discuss in either your letter or notice to shareholders the estimated amount you plan to distribute to shareholders upon consummation of your transactions.

Summary Term Sheet

Effect of the Asset Sales and the Plan of Complete Liquidation and Dissolution…, page 5

2.   We note your discussion here and elsewhere regarding your board's "intention to distribute a substantial portion of the net proceeds received…as promptly as practicable after the closing" of one or both asset sale transactions. To the extent possible, please expand your disclosure to quantify the board's expectations for the initial distribution and approximately when you expect the transactions to close and, therefore, when the initial distributions will be made. Please also clarify whether the closing of one asset sale transaction prior to the consummation of the other transaction prompt the board to make an initial distribution or whether the board plans to await the disposition of both transactions prior to making a distribution.

The Chimes Asset Sale (Proposal No. 1)

The Chimes Asset Purchase Agreement, page 20

3.   Please expand your disclosure on your Hewlett-Packard indemnification obligations. We note your immediately prior discussion of an $8 million indemnification cap for general breaches of the transaction agreement. Please discuss the reasons for specifically providing for any Hewlett-Packard claims and whether there is any reason that a similar indemnification cap was not afforded to such possible claims. Please elaborate on whether there is any reason to expect any claims by Hewlett-Packard. If so, to the extent possible and material, please quantify your expectations of such claims.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeffrey Werbitt, at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director